November 6, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Fax. No.: (202) 772-9210

Attention:	Kari Jin, Staff Accountant
Division of Corporation Finance

Re:	Epicor Software Corporation

Form 10-K for the Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Filed April 14, 2006

Form 10-Q for the Quarterly Period Ended June 30, 2006

Filed August 9, 2006

File No. 0-20740

Ladies and Gentlemen:

We refer to Ms. Collins’ letter dated October 2, 2006 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2005, the Form 10-K/A for the fiscal year ended December 31, 2005 and the Form 10-Q for the quarterly period ended June 30, 2006 of Epicor Software Corporation (the “Company”). Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Ms. Collins’ letter immediately preceding our response thereto.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

Note 1. Nature of Operations and Summary of Significant Accounting Policies

1.	We note your response to our previous comment no. 2. With regards to this information, please further explain the following:

•	We note that for the samples provided for the Vantage Standard Plan, the Vantage Expanded Plan and the Enterprise Standard Plan, the VSOE ranges fall within +/- approximately 20%, 17.6% and 15.8%, respectively of the median price. For each type of contract provided in your response, tell us what percentage of your contracts actually renew within these ranges and tell us how you determined that such percentages were representative of VSOE.

•	You indicate that when the maintenance agreement is priced at a percentage within the established VSOE range for a product, the Company considers the “contract price” to be VSOE. Are the maintenance renewal rates stated in the contract or does the Company merely allocate a portion of the total contract price to the maintenance element? What percentage of your contracts actually renew at the “contract price”?

•	We note the samples you provided were for two of the Company’s largest product lines. In your response to comment no. 3 in your letter dated August 18, 2006, you indicated that the Company’s analyses were based on historical renewal rates for each product by geography. Were the samples you provided for one specific region? If so, how do the ranges differ by geographic region? Tell us how many separate historical analyses are performed each quarter in order to establish VSOE for your various product lines in different regions.

Response:

•	The percentage of maintenance contracts that actually renew within the ranges for the products previously provided are indicated in the far right column in the following table:

Product Name	Maintenance Plan	Median VSOE %	VSOE Range	% of Renewals Within VSOE Range
Vantage	Standard	15%	12% - 18%	82%
Vantage	Expanded	17%	14% - 20%	81%
Enterprise	Standard	19%	16% - 22%	78%

The Company believes that the percentages of renewals with the VSOE ranges listed above represent a sufficient portion of the population of separate sales of these PCS contracts such that the ranges listed are indicative of the VSOE of such contracts.

•	The Company also believes that a maintenance contract price that falls within the established VSOE range for that product is representative of VSOE in accordance with par. 10 of SOP 97-2. As such, the Company does not rely on renewal rates stated in its contracts in determining VSOE for those contracts. As the Company does not rely on contractual renewal rates in determining VSOE, it does not track the percentage of contracts that actually renew at those rates.

•	As indicated in our prior responses, the Company does determine VSOE by product and geography, and the samples previously provided (and listed above) are for the North American market. The ranges used do not differ by product or geography as a range of plus or minus 3 percentage points from the median is considered to be the VSOE range for all products and geographies. The Company currently performs 17 separate analyses worldwide on a quarterly basis in order to establish VSOE for its PCS contracts.

*    *    *    *    *

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call the undersigned at (949) 585-4225.

Very truly yours,

EPICOR SOFTWARE CORPORATION

/s/ John D. Ireland
John D. Ireland
Senior Vice President and General Counsel

cc:	Katharine Martin, Esq.